The Prudential Variable Contract Account 11
Annual period ending 123115
File No. 811 03422
SUB ITEM 77D
Policies With Respect to Security Investment
Supplement dated December 22, 2015 to the
Currently Effective Prospectus and Statement of
Additional Information of The Prudential Variable Contract Account 11 This supplement should be read in conjunction with your Prospectusand Statement of Additional Information and should be retained for future reference.
The Board of Trustees Directors of the Fund the Board hasapproved investment policy changes for The Prudential
Variable Contract Account 11 the Fund or VCA 11 in connection with the amendments to Rule 2a7 under the Investment Company Act of 1940 Rule 2a7. Although the Fund is not a money market fund, the prospectus states that the Fund currently complies with certain requirements of Rule 2a7. As a result of the approved investment policy changes the Fund will no longer hold itself out as complyingwith any requirements of Rule 2a7.
The Fund will continue to have a fluctuating net asset value NAV and it is not expected that there will be substantial modification to the Funds current investment profile at this time. The Fund will continue to invest in a diversified portfolio of short term debt obligations issued by the U.S. government, and the U.S. governments agencies and instrumentalities, and may also continue to invest in obligations issued by other U.S. government entities that may be chartered or sponsored by Acts of Congress, but which are not backed by the full faith and credit of the US government. The
Fund may also invest
in short term bonds and high quality, short duration fixed income investments. In addition, the Funds investment objective, subadviser, benchmark, and portfolio management teams will remain the same.
In order to reflect the changes described above, the Prospectus and Statement of Additional Information for the Fund will be updated as follows, effective on or about March 30, 2016
A The section of the Prospectus entitled investment practices Investment Objectives Policies Investment Objectives & Policies
VCA 11 is hereby deleted in its entirety and replaced with the followingVCA 11s investment objective is to seek as high a levelof current income as is consistent with the preservation of capital and liquidity. To achieve this objective, we invest in a diversified portfolio of short term debt obligations issued by the US Government, its agencies and instrumentalities, which include but are not limited to, direct obligations issued by the US Treasury and obligations of certain entities that may be chartered or sponsored by acts of Congress, such as the Government National Mortgage Association GNMA, the Farmers Home Administration, the Export Import Bank, the Small Business Administration. VCA 11 may also invest in obligations issued by other US Government entities that may be chartered or sponsored by Acts of Congress, but which are not backed by the full faith and credit of the U.S. Government.
We seek to invest in securities that are 1 rated in one of the two highestshort term rating categories by at least two rating services or if only One rating service has rated the security, as rated by that service or 2 if unrated, of comparable quality in our judgment high qualityinvestments.We typically invest in securities maturing in 397 days or less or in longer termsecurities that are accompanied by demand features which will shorten the effective maturity of the securities to 397 days or less, or in floating rate or variable rate government agency securities where the variable rate of interest is adjusted no less frequently than every 397 calendar days short duration investments.
VCA 11 maintains a dollar weighted average portfolio of 60 calendar days or less and a dollar weighted average life portfolio maturity measured without reference to any maturity shortening provisions of 120 calendar days or less. We may invest up to 100 percent of the total assets of VCA 11 in high quality short duration securities, as defined above, of all types.
We may invest up to 100 percent of total fund assets in mortgage related and or asset backed securities and or government securities. VCA 11 maintains daily portfolio liquidity of 10 percent and weekly portfolio liquidity of 30 percent. VCA 11 maintains maximum first tier issuer concentration of 5 percent of total fund assets although
VCA 11 may invest up to 25 percent of total fund assets in first tier securities of an issuer for a period of up to three business days and maximum second tier issuer concentration of 3 percent of total fund assets, with additional restrictions of 0.5 percent per single issuer of second tier securities and such second tier securities having a final maturity not exceeding 45 days.
VCA 11 invests no more than 10 percent
of total fund assets in securities
issued by or subject to demand features
or guarantees from theinstitution that issued the demand feature or guarantee, with a limit of 2.5 percent for second tier securities issued by or subject to demand features or guarantees from the institution that issued the demand feature or guarantee. All securities that we purchase will be denominated in US dollars.
See the Appendix to this prospectus for more information on these requirements.
Commercial paper is short term debt obligations of banks, corporations,and other borrowers. The obligations are usually issued by financially strong businesses and often include a line of credit to protect purchasers of the obligations. An asset backed security is a loan or note that pays interest based upon the cash flow of a pool of assets, such as mortgages, loans, and credit card receivables.
Funding agreements are contracts issued by insurance companies that guarantee a return of principal, plus some amount of interest.
Funding agreements purchased by VCA 11 will typically be short term and will provide an adjustable rate of interest. Certificates of deposit, time deposits, bankers acceptances and bank notes are obligations issued by or through a bank.
These instruments depend upon the strength of the bank involved in the borrowing to give investors comfort that the borrowing will be repaid when promised.
We may purchase debt securities that include demand features, which allow us to demand repayment of a debt obligation before the obligation is due or matures. This means that longer term securities can be purchased because of our expectation that we can demand repayment of the obligation at an agreed price within a relatively short period of time.
VCA 11 may also purchase floating rate and variable rate securities.
These securities pay interest at rates that change periodically toreflect changes in market interest rates. Because these securities adjust the interest they pay, they may be beneficial when interest rates are rising because of the additional return VCA 11 will receive, and they may be detrimental when interest rates are falling because of the reduction in interest payments to VCA 11.
We may also invest in loans arranged through private negotiations between a corporation which is the borrower and one or more financial institutions that are the lenders. Generally, these types of investments are in the form of loan participations. In loan participations, VCA 11 will have a contractual relationship with the lender but not with the borrower. This means VCA 11 will only have rights to principal and interest received by the lender. It will not be able to enforce compliance by the borrower with the terms of the loan and may not have a right to any collateral securing the loan.
If the lender becomes insolvent, VCA 11 may be treated as a general creditor and not benefit from any set off between the lender and the borrower.From time to time VCA 11 may invest in repurchase agreements.
In a repurchase agreement one party agrees to sell a security and also to repurchase it at a set price and time in the future.
The period covered by a repurchase period is usually very short possibly overnight or a few days though it can extend over a number of months. Because these transactions may be considered loans of money to the seller of the underlying security, VCA 11 will only enter into repurchase agreements that are fully collateralized. VCA 11 will not enter into repurchase agreements with Prudential or its affiliates as seller. VCA 11 may enter into joint repurchase transactions with other Prudential investment companies.

From time to time, VCA 11 may purchase or sell securities on a when issued or delayed delivery basis that is, delivery and payment can take place a month or more after the date of the transaction. VCA 11 will enter into when issued or delayed delivery transactions only when it intends to actually acquire the securities involved.
VCA 11 may invest up to 5 percent of its total assets in illiquid securities. An illiquid security is one that may not be sold or disposed of in the ordinary course of business within seven days at approximately the price used to determine VCA 11s net asset value. The 5 percent limit is applied as of the date VCA
11 purchases an illiquid security. It is possible that VCA 11s holding of illiquid securities could exceed the 5 percent limit, for example as a result of market developments or redemptions. An investment in illiquid securities may reduce the returns of VCA 11, because it may be unable to sell the illiquid securities at an advantageous time or price.
VCA 11 may have difficulty determining the value of such securities, and no assurance can be given that the fair value prices reflect the value of the security.
The securities that we may purchase may change over time as new types of high quality short duration securities are developed. Since VCA 11 invests only in high quality short duration securities, there is not likely to be an opportunity for capital appreciation. Investment in debt instruments, including high quality short duration securities, involves a variety of risks, including the risk that an issuer or guarantor of the instrument will be unable to pay obligations when due credit risk the risk that VCA 11 may be unable to sell some or all of the instruments it holds, either at the price at which it values the instrument or at any price liquidity risk and the risk that the rates of interest income generated by the instruments may decline due to a decrease in market interest rates and that the market prices of the instruments may decline due to an increase in market interest rates interest rate risk. There is also risk involved in the investment strategies we may use. Some of our strategies require us to try to predict whether the price or value of an underlying investment will go up or down over a certain period of time. There is always the risk that investments will not perform as we thought they would. Like any mutual fund investment, an investment in VCA 11 could lose value, and you could lose money.
VCA 11s investment in US dollar denominated foreign securities involves additional risks. For example, foreign banks and companies generally are not subject to the same types of regulatory requirements to which US banks and companies are subject.
Foreign political developments may adversely affect the value of foreign securities. VCA 11s foreign securities may also be affected by changes in foreign currency rates. These effects may be linked to the ability of the issuer to repay the debt in US dollars.
More information about some of the investment techniques described above is provided in the SAI.
An investment in VCA 11 is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although VCA 11 seeks to preserve the value of your investment, it is possible to lose money by investing in VCA 11.
B.The sections of the Prospectus entitled Short term debt securities and Other debt securities in the UNIT VALUE HOW UNIT VALUE
IS DETERMINED section of the Prospectus are hereby deleted in their entirety and replaced with the following
Debt securities are valued using an independent pricing service.
C. The sections of the Prospectus entitled Short Term Debt Securities and Other debt securities in the NET ASSET VALUE section of the Prospectus are hereby deleted in their entirety and replaced with the following


Short term debt securities held by the Portfolios including bonds notes, debentures and other debt securities, and money market instruments such as certificates of deposit, commercial paper, bankers acceptances and obligations of domestic and foreign banks, with remaining maturities of more than 60 days, for which market quotations are readily available, are valued using an independent pricing service.
D.In the section of the Prospectus entitled THE contract ACCUMULATION PERIOD Contributions, the fourth paragraph is hereby deleted in its entirety and replaced with the following The first contribution made on your behalf will be invested within two business days after it has been received by us if we received all the necessary enrollment information. If the Contractholder submits an initial contribution for you and the enrollment form is not in order, we will place the contribution into one of two options until the paperwork is complete. The two options are


If the Contractholder has purchased only MEDLEY Contracts or a MEDLEY Contract together with either a group variable annuity contract issued through The Prudential Variable
Contract Account 2 or unaffiliated mutual funds, then the initial contribution will be invested in VCA 11.


If the Contractholder has purchase MEDLEY contracts as well as shares of a money market fund, the initial contribution will be invested in that money market fund.

E. The first paragraph on the cover of the Statement of Additional Information is hereby deleted in its entirety and replaced with the following
Group Variable Annuity Contracts issued through the MEDLEY
Program are designed for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403b, 408, 408A or 457 of the Internal
Revenue Code of 1986, as amended, and with non qualified annuity arrangements. Contributions made on behalf of Participants may be invested in The Prudential Variable
Contract Account 10 VCA 10, a separate account primarily invested in common stocks, in The Prudential Variable
Contract Account 11 VCA 11, and together with VCA 10, the Accounts, a separate account invested in high quality short duration securities, or in one or more of the seven subaccounts Subaccounts of The Prudential Variable Contract
Account 24 VCA 24. Each Subaccount is invested in a corresponding Portfolio of The Prudential Series Fund.